[redacted]

AB 3/12

UNI
SECURITIES AND EX
Washingto

11019778

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50366

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RNR Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1802 Hempstead Tpke.
(No. and Street)

East Meadow	NY	11554
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William V. Romeo 516-222-8850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S. A. Koenig & Associates, CPA's P.C.
(Name – if *individual, state last, first, middle name)*

485 Underhill Blvd, Suite 100	Syosset	NY	11791
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William V. Romeo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RNR Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KELLI-ANNE PALAZZO
NOTARY PUBLIC
STATE OF NEW YORK
No 01PA6053000
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES JANUARY 2, 20 15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

CONTENTS

S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member and Board of Directors of
RNR Securities, LLC
(A Limited Liability Company)
East Meadow, New York

We have audited the accompanying statement of financial condition of RNR Securities, LLC, as of December 31, 2010, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RNR Securities, LLC, as of December 31, 2010, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles of the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S. A. Koenig & Associates
S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
February 24, 2011

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

ASSETS:	
Cash	$56,861
Commissions receivable	255,131
Other assets	21,129
Total Assets	**$333,121**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	173,882
MEMBER'S EQUITY	
Total Member's Equity	159,239
Total Liabilities and Member's Equity	**$333,121**

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES:	
Commissions	$2,184,124
Interest and dividend income	8
	2,184,132
OPERATING EXPENSES:	
Salaries, commissions and related expenses	2,002,352
Regulatory fees	21,146
Communications and data processing	3,336
Other operating expenses	76,265
Occupancy	29,400
Office expenses	11,391
Interest expense	16
	2,143,906
NET INCOME	**$40,226**

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Member's Equity
Balance January 1, 2010	$119,013
Net Income	$40,226
Balance December 31, 2010	**$159,239**

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$40,226
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in commissions receivable	(47,153)
Increase in other assets	(3,589)
Decrease in accounts payable, accrued expenses and other liabilities	(5,081)
NET CASH USED BY OPERATING ACTIVITIES	(15,597)
NET DECREASE IN CASH	(15,597)
CASH, BEGINNING OF YEAR	72,458
CASH, END OF YEAR	**$56,861**
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Interest payments	$16

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION

RNR Securities, LLC ("The Company") was organized in New York on March 27, 1997. The Company is registered as a broker-dealer with the Securities and Exchange Commission (The "SEC") and is a member of the Financial Regulatory Authority ("FINRA"). The Company is scheduled to dissolve on March 1, 2026. The Company operates pursuant to SEC Rule 15c3-3(k)(i), limiting business to the distribution of mutual funds and/or variable life insurance and annuities, and effective January 2010, the Company began distribution of REITS.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers limited to the distribution of mutual funds and variable life insurance and annuities. As a matter of normal business practice, the Company does not assume positions in securities.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased.

The Company maintains cash and cash equivalent balances at a financial institution which is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2010, the Company did not have cash or cash equivalent balances at risk.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Income Taxes

Federal and state income taxes have not been provided for because a Limited Liability Company (LLC) is classified as a partnership for income tax purposes and will not be subject to income tax. As such the LLC's income or loss and credits are passed through to the member and are reported on the member's income tax return.

Commissions

Commissions and related expenses are recorded on a trade-date basis as transactions occur.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 24, 2011, the date the financial statements were issued.

3 - RELATED PARTY

The Company shares its offices with R&R Financial Planners, Inc., a party related through majority common ownership of its managing member. There is an expense sharing arrangement with the related party based on usage. For the year ended December 31, 2010, the Company paid $2,853 to the related party for shared expenses.

4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company has net capital of $138,110 which was $126,518 in excess of its minimum required net capital of $11,592. The Company's net capital ratio was 1.26 to 1.

5 - COMMITMENTS AND CONTINGENCIES

The Company leases office space from the managing member, William V. Romeo. Future minimum lease payments under the lease are as follows:

2011	**$ 22,050**

Rent expense charged to operations amounted to $29,400 which was included in occupancy for the year ended December 31, 2010.

6 - CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business.

As of December 31, 2010, there were no significant customer accounts having unsecured debit balances that presented any risk.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
AS OF DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL		
Total member's equity		$159,239
Less: Non allowable assets		
Other assets	21,129	
		21,129
Net Capital		138,110
CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED		
Minimum net capital required 6-2/3% of $173,882 pursuant to Rule 15C3-1		11,592
Minimum dollar net capital requirement of reporting broker/dealer		5,000
Minimum net capital requirements of broker/dealer		11,592
EXCESS NET CAPITAL		126,518
EXCESS NET CAPITAL AT 1,000 %		120,722
AGGREGATE INDEBTEDNESS		173,882
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**1.26**

See independent auditors' report.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
COMPUTATION OF RESERVE FORMULA PURSUANT TO RULE 15C3-3
FOR THE YEAR ENDED DECEMBER 31, 2010

EXEMPTION CLAIMED UNDER RULE 15C3-3(k)(2)(i)

See independent auditors' report.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

	Audited	Focus Report Unaudited		Difference
CURRENT ASSETS:				
Cash	$ 56,861	$ 56,861		$ -0-
Commissions receivable	255,131	266,330	(a)	(11,199)
Other assets	21,129	19,110	(b)	2,019
Total Assets	**$ 333,121**	**$ 342,301**		**$ (9,180)**

LIABILITIES AND MEMBER'S EQUITY

	Audited	Focus Report Unaudited		Difference
LIABILITIES				
Accounts payable, accrued expenses and other liabilities	$ 173,882	$ 179,019	(c)	$ (5,137)
MEMBER'S EQUITY				
Total member's equity	159,239	163,282	(d)	(4,043)
Total Liabilities and Member's Equity	**$ 333,121**	**$ 342,301**		**$ (9,180)**

(a) Additional audit adjustment based on detailed analysis for commission earned in January 2010 inadvertently recorded in December 2010 as a commission receivable for $11,199 on focus report.
(b) Adjustment to prepaid expenses of $19 which included unexpired insurance less prepaid advances recorded in error by company. Audit adjustment for $2,000 deposit on asset misclassified.
(c) Audit adjustment for commissions payable based on adjustment to commissions receivable, miscellaneous advance taken by reps, and miscellaneous other accrued commissions unrecorded by broker on focus report.
(d) Summary of all adjustments listed above.

See independent auditors' report.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL
WITH FOCUS REPORT FORM X-17A-5(A), PART IIA
AS OF DECEMBER 31, 2010

Net capital as reported on the Focus Report, Part IIA	$ 144,172
Adjustments	(6,062)
Net capital as adjusted and as reported per audited financial statements	$ 138,110

The difference between the auditors' net capital and the net capital reported by the broker is primarily due to an adjustment for miscellaneous accruals, commissions payable (in addition, the reclassification of commission advances to other assets from commission receivables), receivables and rounding. The audited report reflects the (adjusted) actual balances and revised estimates available subsequent to the previous filing. In order for RNR Securities, LLC to file Form X-17a-5(a) in a timely manner, certain amounts require estimates.

See independent auditors' report.

S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member and Board of Directors of
RNR Securities, LLC
(A Limited Liability Company)
East Meadow, New York

In planning and performing our audit of the financial statements of RNR Securities, LLC ("The Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(1)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the use of Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S. A. Koenig & Associates

S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
February 24, 2011

S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO ENTITY'S SIPC ASSESSMENT RECONCILIATION

To The Board of Directors of
RNR Securities, LLC
1802 Hempstead Turnpike
East Meadow, NY 11554

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation(Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by RNR Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating RNR Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). RNR Securities, LLC's management is responsible for RNR Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries in the company's cash disbursement journals and the general ledger noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 to the Schedule of SIPC Assessment and Payments, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the Schedule of SIPC Assessment and Payments, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related Schedule of SIPC Assessment and Payments supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM
Member of the Private Companies Practice Section of the American Institute of Certified Public Accountants and Member of the Public Company Accounting Oversight Board

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

S. A. Koenig & Associates

S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
February 24, 2011

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
FOR THE YEAR END DECEMBER 31, 2010

Total revenue			2,184,132
SIPC net operating revenues			2,184,132
General assessment @ .0025			5,460
Payments:			
Date:	Check #:	Form:	
10/07/2010	5552	SIPC-6	2,917
02/16/2011	5701	SIPC-7	5,460
Total payments			8,377
Assessment balance due or (overpayment)			(2,917)
Overpayment applied to form SIPC-6 period ended June 30, 2011			(2,917)

See Accountants' Agreed Upon Procedures Report

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2010